ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 21, 2023	Adam M. Schlichtmann T +1 617 951 7114 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Elfun Trusts (Registration Nos. 002-21301 and 811-00483) (together with the below referenced registrants, the “Registrants” and each, a “Registrant”), Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 28, 2022 on Form N-17f-2, pursuant to Rule 17f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Elfun International Equity Fund (Registration Nos. 033-15071 and 811-05216), Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 28, 2022 on Form N-17f-2, pursuant to Rule 17f-2 under the 1940 Act.

Elfun Income Fund (Registration Nos. 002-83041 and 811-03715), Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 28, 2022 on Form N-17f-2, pursuant to Rule 17f-2 under the 1940 Act.

Elfun Tax-Exempt Income Fund (Registration Nos. 002-58407 and 811-02735), Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 28, 2022 on Form N-17f-2, pursuant to Rule 17f-2 under the 1940 Act.

Elfun Diversified Fund (Registration Nos. 033-17093 and 811-05324), Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 28, 2022 on Form N-17f-2, pursuant to Rule 17f-2 under the 1940 Act.

Elfun Government Money Market Fund (Registration Nos. 033-31205 and 811-05904), Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 28, 2022 on Form N-17f-2, pursuant to Rule 17f-2 under the 1940 Act.

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Ladies and Gentlemen:

This letter provides the Registrants’ response to a comment on the above-referenced Certificates of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies, that Mr. Long provided by telephone to Adam Schlichtmann. For convenience of reference, the comment is summarized before the Registrants’ response.

Introductory Note: This review was conducted pursuant to Section 408 of the Sarbanes-Oxley Act of 2002. Please note that each Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding any review, comment, action or inaction by the staff (the “Staff”) of the Securities and Exchange Commission.

1.

Comment: We note that each Registrant last filed a Form N-17f-2 covering periods from 2020. Please file any missing reports, provide an explanation for not making any Form N-17f-2 filings since then and describe whether any controls have been implemented to ensure that such filings are made in a timely manner.

Response: The Registrants note that, at the time of the Staff’s comment, they each last filed a Form N-17f-2 in January 2022, covering the period from June 30, 2020 through September 30, 2020. The examinations required by Rule 17f-2 for the period covering June 30, 2020 through September 30, 2020 were undertaken by each Registrant’s auditor and commenced during the period, as required by Rule 17f-2. After completion of each examination, the audit firm provided each Registrant with the required certification, which was then promptly filed on EDGAR on Form N-17f-2. The auditor’s certifications for the examinations covering the periods noted were provided to the Registrants in January 2022. Although the Registrants and their auditor seek to complete the examinations in a timely manner, these examinations took longer than anticipated due to delays in receiving necessary information from certain third-party non-U.S. securities depositories with respect to securities held by certain of the Registrants. For example, some depositories did not provide information to the appropriate address or did not provide information in a timely manner despite repeated follow up requests. In addition, some depositories were delayed due to COVID-19 related issues. For these reasons, the examinations for periods subsequent to September 30, 2020 had not yet been completed. The Registrants note that the outstanding Form N-17f-2 filings covering 2020 and 2021 were made on June 22, 2023 and July 7, 2023.

The Registrants have reviewed their policies and procedures in connection with Rule 17f-2 and do not believe that there are any changes that can be made to them that will speed up the examination and filing processes.

- 3 -	September 21, 2023

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann